Exhibit-(d)(3)(ii)
AMENDED SCHEDULE A
with respect to the
SUB-ADVISORY AGREEMENT
between
ING INVESTMENTS, LLC
and

ING INVESTMENT MANAGEMENT CO.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)
ING Disciplined International SmallCap Fund	0.27%

ING Global Bond Fund	0.18%

ING Global Natural Resources Fund	0.4500% of first $50 million of assets
0.3375% for assets in excess of $50 million

ING International Growth Opportunities Fund	0.4500%